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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska To Acquire Kennecott’s Copper Joe Prospect Near Whistler Project, Alaska

KSK10-11

Vancouver, BC – May 28, 2010:  Kiska Metals Corporation (“Kiska” or the “Company”) has entered into a non-binding letter of intent with Kennecott Exploration Company (“Kennecott”) to acquire a 100% interest in the Copper Joe Property (the “Property” or “Copper Joe”). Copper Joe is a copper-gold-molybdenum porphyry prospect located 50 km south-southwest of the Company’s Whistler Project in Alaska.

“Our option to acquire Copper Joe is a good, strategic fit with our plans to further the development of our flagship Whistler Property and gives us yet another porphyry copper-gold target in the belt. The target was only recently discovered by Kennecott and has yet to be tested by drilling,” stated Jason Weber, President and CEO of Kiska. “Copper Joe is located within 15 km of a potential access route into the Whistler Property.”

Kennecott staked 100 State mining claims in August 2006 after reconnaissance work at the headwaters of the Styx River located peripheral, porphyry-style alteration in monzodiorite porphyries. A follow up traverse discovered angular boulders containing copper mineralization that was traced to a small recessed exposure in a creek bed. The mineralized showing exhibits potassic alteration with quartz-magnetite stockwork veins which contain disseminated chalcopyrite. Potassic alteration occurs over a 3 km by 1 km area with moderate to intense phyllic alteration extending a further 2.5 km outward. As most of the target area is covered by a thin veneer of glacial till, Kennecott completed 70.4 line-km of ground magnetics, which highlighted an open-ended magnetic high feature measuring 1.0 km by 1.9 km, trending northeast from the mineralized showing. Kennecott collected 28 rock samples yielding peak values of 0.73% copper, 0.415 g/t gold, 7.9 g/t silver and 0.125% molybdenum.

Kiska can earn a 100% interest in the Copper Joe Property from Kennecott Exploration Company, by incurring a total of US$5.0 million in exploration expenditures by December 31, 2015 including a commitment to US$170,000 in exploration by December 31, 2011. Kiska will pay Kennecott a one-time cash payment of US$10 million upon completion of a positive 43-101 compliant pre-feasibility study. Before effecting a sale or assigning rights and interests to the Property, Kiska will give Kennecott notice of price and terms of the sale or assignment. In addition, Kiska will give Kennecott a 90 day period to acquire such rights and interests at 90% of the price and terms stated in the notice. Kiska is permitted to divest all or part of its interest, subject to the first right of refusal and the option period, provided at least US$2.5 million in expenditures have been completed. Prior to reaching the $2.5 million expenditure level, Kiska requires Kennecott’s consent to divest its rights and interest. If Kennecott elects not to exercise its first right of refusal, Kennecott will retain a 2% NSR.

Upon signing of a definitive agreement, exploration on the Property will begin this field season and will be anchored by an Induced Polarization (IP) geophysical survey.

Qualified Person Statement

The content of this release has been reviewed and approved by Mark Baknes P. Geo., Vice President of Exploration of Kiska Metals Corporation. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers. Kiska resulted from the merger of Rimfire Minerals Corporation and Geoinformatics Exploration in August 2009.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.